UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

On January 6, 2026, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (the “Company”), priced an offering of senior notes (the “Offering”), consisting of $900 million aggregate principal amount of the Issuers’ 4.125% Senior Notes due 2029 (the “2029 Notes”) and $850 million aggregate principal amount of the Issuers’ 4.750% Senior Notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes, including to acquire, invest in, finance or refinance aircraft assets and to repay indebtedness.

J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are serving as joint book-running managers for the underwritten public Offering of the Notes.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The registration statement automatically became effective upon filing on October 18, 2024. Investors should read the accompanying prospectus dated October 18, 2024, the preliminary prospectus supplement relating to the Offering dated January 6, 2026, and other documents the Company has filed with the SEC for more complete information about the Company, the Notes and the Offering.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement, File No. 333-282733, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839 and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1          AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Dated: January 6, 2026

EXHIBIT INDEX

99.1          AerCap Holdings N.V. Press Release relating to the pricing of the Notes.